Exhibit 5
October 18, 2007
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343
     Re:      Registration Statement on Form SB-2
Ladies and Gentlemen:
We have acted as counsel to Uroplasty, Inc., a Minnesota corporation (the “Company”), in connection with the registration of up to $11.5 million of its common stock (the “Shares”), par value $.01 per share, pursuant to a Registration Statement on Form SB-2 (as amended from time to time, the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). The Shares are to be sold by the Company pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into among the Company and the underwriters named in the Underwriting Agreement, a form of which has been filed as an exhibit to the Registration Statement.
We have examined such documents and have reviewed such questions of law as we have considered necessary and relevant for the purpose set forth below. We have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.
Based upon the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and sale in accordance with the Registration Statement, will be validly issued, fully paid and nonassessable.
We consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Validity of Common Stock” in the prospectus included in the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.
Very truly yours,
/s/ MESSERLI & KRAMER P.A.